UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

(510) 550-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

R. Scott Shean

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Zogenix, Inc., a Delaware corporation, with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $26.00, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on February 1, 2022 (as amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. If additional, similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such filings. Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The eleventh paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 15 of the Schedule 14D-9 is amended and supplemented as follows:

On August 25, 2021, the Company entered into a confidentiality agreement with Parent to facilitate further discussions regarding the potential partnership opportunity in the EU and provided Parent access to the virtual data room created by the Company for the same purpose. The confidentiality agreement did not include a standstill provision. The confidentiality agreement with Parent contained terms that were substantially similar to the confidentiality agreement entered into between the Company and Party A. The Company did not enter into any standstill agreements with any potential counterparties to a potential strategic business combination transaction with the Company in connection with the transaction process, including Party B. Other than the confidentiality agreement with Parent and the confidentiality agreement with Party A, the Company did not enter into any confidentiality agreements with any potential counterparties to a potential strategic business combination transaction with the Company in connection with the transaction process, including Party B.

The fourteenth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 16 of the Schedule 14D-9 is amended and supplemented as follows:

On September 15, 2021, the Company Board held a regularly scheduled meeting, with representatives of BofA Securities and Latham & Watkins LLP (“Latham”), the Company’s outside counsel, and members of management present, at which meeting, in addition to general operational updates, the Company’s management reviewed with the Company Board future capital needs and capital raising alternatives, including non-dilutive forms of funding such as strategic partnering opportunities in Europe. As part of the discussion, Company management provided an update on the recent interactions with Parent and Party A on partnering opportunities and Party B on strategic opportunities. At the meeting, the Company Board formed a Pricing Committee of the Board (later renamed the Transactions Committee), consisting of Mr. Bock, Mr. Garner, Ms. Loewy, Mr. Mast, Dr. Tannenbaum and Mr. Wiggins, in order to assist the Company Board and provide oversight and feedback to management regarding financing and strategic opportunities. Although the Transactions Committee did not have the express power to veto a transaction, because it was comprised of six of the ten directors of the Company the members of the Transactions Committee, voting unanimously, would have been able to veto any transaction requiring Board approval. Also at this meeting, representatives of BofA Securities provided the Company Board an overview on the state of the biotechnology capital markets and recent mergers and acquisitions activity, as well as an overview of the Company’s stockholder communications and engagement activities.

The section entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” of the Schedule 14D-9 is amended and supplemented by inserting the following paragraph at the end of the section on page 23 before the subheading “Reasons for the Recommendation of the Company Board”:

At no time during its discussions with Parent, Purchaser and its affiliates did any members of Company management discuss or negotiate any potential post-closing employment arrangements following the potential transaction.

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Company Financial Analyses—Selected Publicly Traded Companies Analysis” on page 34 of the Schedule 14D-9 is amended and supplemented as follows:

Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.10x to 2.60x to the Company’s management’s estimates of fiscal year 2025 PoS Adjusted revenue as reflected in the Financial Projections, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value reference range per Share (rounded to the nearest $0.25) by adding to this range of implied enterprise values an estimate of the net cash of the Company of approximately $395.0 million as of December 31, 2021, as provided by the Company’s management, deducting the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per share was below the implied conversion price of the Convertible Notes of $24.28 based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and dividing the result by a number of fully-diluted shares of Zogenix common stock outstanding ranging from 57.472 million to 68.516 million, based on the derived range of implied equity values per share (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.28. This analysis indicated the following approximate implied equity value reference ranges per share of Zogenix common stock, as compared to (i) the Offer Price reflecting the notional value of the CVR (referred to in this Section as “Notional Offer Price”), (ii) the Offer Price reflecting the net present value of the CVR assuming 64% PoS adjusted CVR payout on March 31, 2023, per the Company’s management, discounted to present value as of December 31, 2021 using a discount rate of 10.50%, which was based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model, which took into account, among other things, the risk free rate, the relevant unlevered beta and the historical equity risk premium (referred to in this Section as “PoS Adjusted NPV Offer Price”) and (iii) the closing price per Share as of January 18, 2022:

The chart in the third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Company Financial Analyses—Selected Precedent Transactions Analysis” on page 35 of the Schedule 14D-9 is amended and supplemented by adding the word “Announcement” before the word “Date” in the first column.

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Company Financial Analyses—Selected Precedent Transactions Analysis” on pages 35 and 36 of the Schedule 14D-9 is amended and supplemented as follows:

Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.50x to 4.50x to the Company’s management’s estimates of fiscal year 2025 PoS Adjusted revenue as reflected in the Financial Projections, and PoS Adjusted revenue multiple reference range of 1.25x to 4.00x to the Company’s management’s estimates of fiscal year 2026 PoS Adjusted revenue as reflected in the Financial Projections, to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied equity value per Share reference ranges (rounded to the nearest $0.25) for the Company by adding to the ranges of implied enterprise values an estimate of the net cash of the Company of approximately $395.0 million as of December 31, 2021, as provided by the Company’s management, deducting the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per Share was below the implied conversion price of the Convertible Notes of $24.28~~$24.21~~ based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and dividing the results by a number of fully-diluted shares of Zogenix common stock outstanding ranging from 57.867 million to 69.919 million, based on the derived range of implied equity values per share (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.28~~$24.21~~.

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Company Financial Analyses—Discounted Cash Flow Analysis” on page 36 of the Schedule 14D-9 is amended and supplemented as follows:

BofA Securities performed a discounted cash flow analysis of the Company to calculate a range of implied present values per Share utilizing estimates of the standalone, PoS adjusted, unlevered, after-tax free cash flows the Company was expected to generate over the period from January 1, 2022 through calendar year 2040 based on the Financial Projections. BofA Securities calculated a terminal value for the Company by applying an assumed perpetuity growth rate range of negative 30% to negative 20%, reflecting guidance provided by the Company’s management, to the terminal year cash flows of the Company provided in the Financial Projections. The cash flows, the terminal value, and the estimated benefits from the Company’s NOLs as of December 31, 2021 and from the Company’s future losses over the period from calendar year 2021 through calendar year 2023, as provided by the Company’s management, were discounted to December 31, 2021, utilizing mid-year discounting convention, and using discount rates ranging from 9.00% to 12.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model, which took into account, among other things, the risk free rate, the relevant unlevered beta and the historical equity risk premium. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.25) for the Company by (i) adding to this range of present values the net cash of the Company of approximately $395.0 million as of December 31, 2021, and an estimate of net cash proceeds to be received by the Company in connection with a future equity financing assumed to occur in the first quarter of 2022, as reflected in the Financial Projections, (ii) deducting from the result the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per share was below the implied conversion price of the Convertible Notes of $24.28~~$24.21~~ based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and (iii) dividing the result by a number of fully-diluted shares of Zogenix common stock outstanding ranging from 65.573 million to 75.562 million, based on the derived range of implied equity values per share (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.28~~$24.21~~.

The third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Other Factors” on page 37 of the Schedule 14D-9 is amended and supplemented by replacing “BofA Securities reviewed certain publicly available equity research analyst price targets” with the following language:

BofA Securities reviewed certain publicly available price targets by nine Wall Street equity research analysts

The first sentence of the fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.—Other Factors” on page 37 of the Schedule 14D-9 is amended and supplemented by inserting the words “twenty-one” after the words” the premia paid in”.

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of SVB Leerink LLC—Summary of Financial Analyses by SVB Leerink LLC—SVB Leerink Analysis of Consideration” on page 42 of the Schedule 14D-9 is amended and supplemented as follows:

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share consideration” refers to an aggregate assumed implied per Share value of the consideration of $27.11 per Share, equal, on a per Share basis, to $26.00 in cash plus the estimated net present value of one CVR of $1.11, based on the midpoint of the range of discount rates, as set forth above. However, there can be no assurance that the conditions triggering the CVR payment will be satisfied, and if triggered, when such conditions will be satisfied. SVB Leerink’s analysis of the consideration proposed to be paid assumed fully diluted Shares outstanding (using the treasury method) equal to 69.66 million Shares, as provided by the Company, based upon the implied per Share value of the consideration of $27.11 per Share.

The chart in the third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of SVB Leerink LLC—Summary of Financial Analyses by SVB Leerink LLC—Publicly Traded Company Analysis of SVB Leerink” on page 43 of the Schedule 14D-9 is amended and supplemented by inserting the following three additional columns:

	Enterprise Value(mm)	Wall St Consensus Revenue		EV/2022E Net Revenue	EV/2023E Net Revenue
		2022E	2023E
Insmed, Inc.	$2,683	$271	$365	9.9x	7.3x
Amicus Therapeutics, Inc.	$2,626	$380	$500	6.9x	5.2x
Aurinia Pharmaceuticals, Inc.	$2,237	$191	$401	11.7x	5.6x
Global Blood Therapeutics, Inc.	$1,644	$302	$506	5.4x	3.2x
Pharming Group NV	$576	$226	$246	2.6x	2.3x
Rigel Pharmaceuticals, Inc.	$322	$100	$147	3.2x	2.2x
75th Percentile	$2,529		—	9.1x	5.5x
Median	$1,940		—	6.2x	4.2x
25th Percentile	$843		—	3.8x	2.6x

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of SVB Leerink LLC—Summary of Financial Analyses by SVB Leerink LLC—Selected Precedent Transaction Analysis of SVB Leerink” on page 44 of the Schedule 14D-9 is amended and supplemented by replacing the chart and the sentence following the words “The results of this analysis are as follows:” with the following:

($ in millions) Date Announced	Target	Acquiror	Transaction Enterprise Value	EV/ FY+1 Revenue	EV/ FY+2 Revenue
February 2021	GW Pharmaceuticals, Inc.	Jazz Pharmaceuticals, Inc.	$6,742	6.1x	4.2x
January 2015	NPS Pharmaceuticals, Inc.	Shire plc	$5,135	10.5x	7.1x
August 2020	Aimmune Therapeutics, Inc.	Nestlé Health Science S.A.	$2,410	13.6x	5.6x
September 2021	Kadmon Holdings, Inc.	Sanofi S.A.	$1,931	NM	11.9x
July 2016	Relypsa, Inc.	Galenica Group / Vifor Pharma Group	$1,431	13.5x	8.2x
May 2020	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	$1,418	6.0x	6.2x
March 2015	Hyperion Therapeutics plc	Horizon Therapeutics plc	$949	6.5x	5.7x
September 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	$860	13.5x	9.2x

December 2021	EUSA Pharma Ltd.	Recordati	$845	NA	5.0x
September 2016	Raptor Pharmaceuticals Corp.	Horizon Therapeutics plc	$772	4.4x	3.8x
May 2014	Chelsea Therapeutics International, Ltd.	H. Lundbeck A/ S	$551	6.6x	3.2x
May 2020	Stemline Therapeutics, Inc.	Menarini Group	$502	3.3x	2.3x
75th Percentile: Median: 25th Percentile:				12.7x 6.5x 6.0x	7.4x 5.6x 4.1x

NM denotes EV/Revenue multiples greater than 20.0x, which are excluded from analysis. NA denotes data not publicly available.

The second bullet under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of SVB Leerink LLC—Summary of Additional Factors Observed by SVB Leerink LLC” on page 45 of the Schedule 14D-9 is amended and supplemented as follows:

•

one-year forward stock price targets for the Shares as reflected in nine publicly available Wall Street research analysts’ reports published within the 120 days prior to January 18, 2022, which indicated a target stock price range of approximately $17.00 to $62.00 per Share. The reviewed stock price targets for the Shares are summarized below:

Analyst	Price Target ($)
Analyst A	62.00
Analyst B	55.00
Analyst C	43.00
Analyst D	35.00
Analyst E	34.00
Analyst F	33.00
Analyst G	32.00
Analyst H	22.00
Analyst I	17.00

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the sentence under the heading “Item 8. Additional Information—Legal Proceedings” on page 56 of the Schedule 14D-9 and replacing it with the following paragraphs:

Several complaints related to the merger have been filed through February 25, 2022. The complaints are captioned: Wang v. Zogenix, Inc., Case No. 1:22-cv-00900, which was filed by a purported Zogenix stockholder in the United States District Court for the Southern District of New York on February 2, 2022; Barman v. Zogenix, Inc., Case No. 4:22-cv-00719, which was filed by a purported Zogenix stockholder in the United States District Court for the Northern District of California on February 3, 2022; Ciccotelli v. Zogenix, Inc., Case No. 1:22-cv-00172, which was filed by a purported Zogenix stockholder in the United States District Court for the District of Delaware on February 7, 2022 (the “Ciccotelli Action”); Finuliar v. Zogenix, Inc., Case No. 1:22-cv-01051, which was filed by a purported Zogenix stockholder in the United States District Court for the Southern District of New York on February 7, 2022 (the “Finuliar Action”); Hansen v. Zogenix, Inc., Case No. 1:22-cv-00679, which was filed by a purported Zogenix stockholder in the United States District Court for the Eastern District of New York on February 7, 2022; Eiden v. Zogenix, Inc., Case No. 1:22-cv-01108, which was filed by a purported Zogenix stockholder in the United States District Court for the Southern District of New York on February 8, 2022; Wheeler v. Zogenix, Inc., Case No. 1:22-cv-00183, which was filed by a purported Zogenix stockholder in the United States District Court for the District of Delaware on February 9, 2022; Justice v. Zogenix, Inc., Case No. 2:22-cv-00545, which was filed by a purported Zogenix stockholder in the United States District Court for the Eastern District of Pennsylvania on February 10, 2022; Wilhelm v. Zogenix, Inc., Case No. 1:22-cv-00185, which was filed by a purported Zogenix stockholder in the United States District Court for the District of Delaware on February 10, 2022; and Kelly v. Zogenix, Inc., Case No. 1:22-cv-01184, which was filed by a purported Zogenix stockholder in the United States District Court for the Southern District of New York on February 11, 2022 (collectively, the “Complaints”). The Complaints name as defendants the Company and members of the Company Board, and the complaint in the Ciccotelli Action also names Parent and Purchaser as defendants.

The Complaints generally allege that the defendants violated Section 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as well as Rules 14a-9 and 14d-9 promulgated thereunder. Specifically, one or more of the Complaints allege that the Schedule 14D-9 fails to disclose material information and/or materially misrepresents information concerning the sales process leading up to the merger, potential conflicts of interest of BofA Securities and Zogenix insiders, the Company’s financial projections, the financial analyses of BofA Securities, and the financial analyses of SVB Leerink. The complaint in the Finuliar Action also asserts state law claims against the members of the Company Board alleging that they breached their fiduciary duty of candor/disclosure by causing or permitting the Schedule 14D-9 to be filed. The relief sought in one or more of the Complaints includes enjoining the consummation of the merger, enjoining defendants from filing any amendment to the Schedule 14D-9 unless certain allegedly material information is included, directing defendants to disseminate an amended Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements therein not misleading, declaring that defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rules 14a-9 and 14d-9 promulgated thereunder, rescinding, to the extent already consummated, the merger and awarding rescissory damages, directing defendants to account for all alleged damages suffered as a result of defendants’ alleged wrongdoing, awarding the plaintiffs their respective costs and disbursements, and granting other and further equitable relief as the Court may deem just and proper.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zogenix, Inc.

By:	/s/ Stephen J. Farr
Name:	Stephen J. Farr. Ph.D.
Title:	President and Chief Executive Officer

Dated: February 25, 2022